

MAIL STOP 3561

May 27, 2010

Mr. Frederic Villoutreix
Chief Executive Officer
Schweitzer-Mauduit International, Inc.
100 North Point Center East
Alpharetta, GA 30022-8246

> **Re:** **Schweitzer-Mauduit International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed March 8, 2010**
> **File No. 001-13948**
> **Schedule 14A**
> **Filed March 8, 2010**

Dear Mr. Villoutreix:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 25

1. We note your presentation of 'net sales at constant currency', 'EPS excluding restructuring and impairment expenses – diluted,' 'EPS adjusted for share dilution,' and 'EBIT' in your fourth quarter 2009 earnings conference materials. We further note your presentation of 'free cash flow' in Ex. 99.1 to your February 10, 2010 Form 8-K. These appear to be non-GAAP measures as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission rules or appear to be required by a system of regulation that is applicable to the Company. To the extent you disclose or release publicly any material information that includes a non-GAAP measure, you please label the measures as non-GAAP and provide a reconciliation to the most clearly comparable GAAP measures. Please confirm to us that you will comply with the applicable non-GAAP requirements for any non-GAAP measures you provide in the future.

Results of Operations, page 30

Year Ended December 31, 2009 Compared with the Year Ended December 31, 2008, page 30

Net Sales, page 30

2. We note that you exited the Brazil coated papers business (page 31) and closed the Lee Mills (page 61) in 2008, and you closed the finished tipping mill in Malaucène, France in the fourth quarter of 2009 (page 25). We further note your disclosure of the sales decreases resulting from these actions on pages 31 and 34. Please tell us if the coated papers business or either of the mills represents a component of the entity, as defined in ASC 205-20-20 (formerly paragraph 41 of SFAS 144). If so, also explain to us how you considered the guidance in ASC 205-20-45-1 (formerly paragraph 42 of SFAS 144) and ASC 205-20-50-4, 50-6, and 55-4 through 55-24 (formerly EITF 03-13) in determining that none of these actions represents a disposal that should be reported as discontinued operations.

Outlook, page 42

Lower Ignition Propensity Cigarette Papers, page 43

3. We note that the Company filed a patent infringement action on February 8, 2010 against four defendants alleging infringement of the Company's United States Patent Number 6,725,867 and that such adversarial proceedings present uncertainties and risks, which could include invalidation of the patent in dispute, a change in the scope of the patent claims, or an adverse determination on the question of infringement,

among others. Please tell us how you considered the MD&A, subsequent events and commitments and contingencies disclosure requirements, as applicable, for this patent infringement action and the related risks and uncertainties.

Glossary of Terms, page 98

4. We note in your definition of "Adjusted EBITDA" that one of the items you deduct from net income is loss from equity affiliates. Based on your reconciliation to Adjusted EBITDA on page 24, it appears to us that you do not adjust for income (loss) from equity affiliates. Please revise your definition or advise.

Exhibits

5. We note the discussion on page three and elsewhere that you are the sole supplier of on-line banded cigarette papers for use in LIP cigarettes to Phillip Morris-USA for its U.S. requirements. It was unclear to us whether this agreement had been filed or was included as part of your Fine Papers Supply Agreement. If so, please advise. If not, please advise what consideration you gave to Item 601(b)(10) of Regulation S-K as it relates to this agreement.

Schedule 14A, filed March 8, 2010

General

6. We note your disclosure in response to Item 402(s) of Regulation S-K. Please describe the process you undertook to reach the conclusion that disclosure is not necessary.

Comprehensive Compensation Discussion & Analysis, page 13

7. It was unclear to us why your Grants of Plan-Based Awards table did not contain a column reporting grant date fair value or how this disclosure reconciled back to your 2009 Summary Compensation Table. For example, we were unable to tell where the $3.5 million stock award to Mr. Villoutreix was presented in the table. Please advise.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.   Please furnish a cover letter that keys your responses to our comments and provides any requested information or proposed disclosure. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Brian McAllister at (202) 551-3341 or Dave Walz at (202) 551-3358 if you have questions regarding comments on the financial statements and related matters. Please contact Jay Williamson at (202) 551-3393 with any other questions.

Sincerely,

John Reynolds
Assistant Director